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Issuer Free Writing Prospectus dated July 26, 2016
Filed Pursuant to Rule 433 under the Securities Act of 1933
Relating to Preliminary Prospectus dated July 14, 2016
Registration No. 333-211949

KADMON, INC.

Update and Supplement to Preliminary Prospectus
Issued July 26, 2016

        This free writing prospectus relates to the initial public offering of shares of common stock of Kadmon Holdings, Inc. ("Kadmon") and should be read together with the preliminary prospectus dated July 14, 2016 (the "Preliminary Prospectus") included in Amendment No. 2 to the Registration Statement on Form S-1 (Registration No. 333-211949) relating to this offering of Kadmon's common stock. On July 26, 2016, Kadmon filed Amendment No. 3 to the Registration Statement on Form S-1 relating to this offering of common stock ("Amendment No. 3"), which may be accessed through the following link:

        https://www.sec.gov/Archives/edgar/data/1557142/000104746916014456/a2229263zs-1a.htm

        References to "Kadmon," "we," "us," and "our" are used in the manner described in the Preliminary Prospectus. Kadmon currently operates as a Delaware limited liability company under the name Kadmon Holdings, LLC. Prior to the closing of this offering, Kadmon Holdings, LLC will convert into a Delaware corporation pursuant to a statutory conversion and change its name to Kadmon Holdings, Inc. The following information is set forth in Amendment No. 3 and supplements and updates the information contained in the Preliminary Prospectus.

        The following information updates and supersedes the information contained in the Preliminary Prospectus to the extent that such information is inconsistent therewith:

        The following information updates and supersedes the information contained in the Preliminary Prospectus to the extent that such information is inconsistent therewith:

        In this prospectus, unless otherwise indicated, the number of shares of our common stock to be outstanding after this offering and the other information based thereon does not reflect:

  •
  1,636,707 shares of common stock issuable upon exercise of stock options outstanding as of June 30, 2016 at a weighted-average exercise price of $37.38 per share pursuant to awards under our 2011 Equity Incentive Plan, 417,260 of which are exercisable as of June 30, 2016, including 769,231 shares of common stock issuable upon exercise of outstanding stock options issued to Dr. Harlan W. Waksal, our President and Chief Executive Officer, with an exercise price of $39.00 per share, none of which are exercisable as of June 30, 2016. On July 13, 2016, the compensation committee of the board of managers approved the amendment of all outstanding option awards, effective upon the date of pricing of this offering, to adjust the exercise price (on a post-Corporate Conversion, post-split basis) to the initial public offering price per share in this offering;

  •
  an option award granted to Dr. Harlan W. Waksal on July 13, 2016 increasing the number of shares (on a post-Corporate Conversion, post-split basis) subject to his original option grant received in December 2015. The number of shares subject to this option award shall equal the difference between his original December 2015 option grant and 5% of the company's outstanding common equity determined on a fully diluted basis. The effective date of this July 2016 option award will be the date of this offering. The exercise price per share of common stock subject to the new option award will be equal to the initial public offering price per share of common stock and will be set at the initial public offering price per share of common stock, provided that such price will not be less than fair market value on the date of the grant;

  •
  3,605,665 shares of common stock, representing the maximum number of shares based on the estimated price set forth on the cover of this prospectus, issuable at our option under our 2014 Long-Term Incentive Plan, as amended (2014 LTIP), as of June 30, 2016;

  •
  5,083,293 shares of common stock that will be available for future issuance, as of the closing of this offering, under our 2016 Equity Incentive Plan, which includes 693,816 shares of common stock previously reserved for issuance under our 2011 Equity Incentive Plan as of June 30, 2016;

  •
  1,125,000 shares of common stock that will be available for future issuance as of the closing of this offering under our 2016 Employee Stock Purchase Plan;

  •
  1,328,452 shares issuable upon the exercise of warrants outstanding as of June 30, 2016 at a weighted-average exercise price of $29.70 per share following the Corporate Conversion; and

  •
  3,125,003 shares issuable upon the conversion of 30,000 shares of our convertible preferred stock (at their aggregate original purchase price), which will be issued pursuant to an exchange agreement with holders of our Senior Convertible Term Loan based on the assumed initial public offering price of $12.00 per share of our common stock.

        Unless otherwise indicated, this prospectus assumes:

  •
  the completion of our Corporate Conversion, as a result of which all outstanding units of Kadmon Holdings, LLC will be converted into 19,585,865 shares of common stock of Kadmon Holdings, Inc., warrants of Kadmon Holdings, LLC will be converted into the right to purchase shares of common stock of Kadmon Holdings, Inc. and options of Kadmon Holdings, LLC will be converted into options to purchase shares of common stock of Kadmon Holdings, Inc., in each case, based on the assumed initial public offering price of $12.00 per share and a 1-for-6.5 reverse split of common stock;

  •
  an initial public offering price of $12.00 per share;

  •
  no exercise of the underwriters' option to purchase up to an additional 937,500 shares of our common stock;

  •
  the consummation of the transactions contemplated under the exchange agreement with the holders of the Senior Convertible Term Loan resulting in the issuance of 30,000 shares of our convertible preferred stock and 5,518,634 shares of our common stock based on the assumed initial public offering price of $12.00 per share; and

  •
  the mandatory conversion of all of our outstanding indebtedness under the Second-Lien Convert, resulting in the issuance of 13,515,833 shares of our common stock based on the assumed initial public offering price of $12.00 per share.

        The following information updates and supersedes the information contained in the Preliminary Prospectus captioned "Summary Historical Consolidated Financial and Other Data" to the extent that such information is inconsistent therewith:

	Three Months Ended March 31,		Year ended December 31,
	2016	2015	2015	2014
	(unaudited)
	(in thousands, except share and per share amounts)
Statements of Operations Data:
Total revenue	$9,663	$7,718	$35,719	$95,018
Cost of sales	1,085	959	3,731	6,123
Write-down of inventory	135	105	2,274	4,916

Gross profit	8,443	6,654	29,714	83,979

Operating expenses:
Research and development	7,955	6,872	29,685	29,101
Selling, general and administrative	24,486	22,164	108,613	93,167
Gain on settlement of other milestone payable	(3,875)	—	—	—
Impairment loss on intangible asset	—	—	31,269	—
Loss from operations	(20,123)	(22,382)	(139,853)	(38,289)

Other expense	12,407	5,626	7,232	26,096
Income tax expense (benefit)	315	—	(3)	(29)

Net loss	$(32,845)	$(28,008)	$(147,082)	$(64,356)

Basic and diluted net loss per share of common stock(1)	$(3.96)		$(18.10)
Weighted average basic and diluted shares of common stock outstanding(1)	8,302,635		8,127,781
Unaudited pro forma net loss(2)	$(27,297)		$(121,905)
Unaudited pro forma basic and diluted net loss per share of common stock(3)	$(0.74)		$(3.45)
Unaudited pro forma weighted average basic and diluted shares of common stock outstanding(3)	36,780,104		35,346,890

(1)
Basic and diluted net loss per share of common stock and basic and diluted weighted average shares of common stock outstanding give effect to the conversion of our units into shares of common stock based on an assumed initial public offering price of $12.00 per share and a 1-for-6.5 reverse split. See Note 3 to our consolidated financial statements included elsewhere in this prospectus for additional information regarding the method used to calculate the historical basic and diluted net loss per share of common stock and the number of shares used in the computation of the per share amounts.

(2)
Unaudited pro forma net loss gives effect to the conversion of the Senior Convertible Term Loan and the Second Lien Convert into shares of our common stock, concurrently with the consummation of this offering, based on an assumed initial public offering price of $12.00 per share and a 1-for-6.5 reverse split. See Note 3 to our consolidated financial statements included elsewhere in this prospectus for additional information regarding the pro forma adjustments used to calculate unaudited pro forma net loss.

(3)
Unaudited pro forma basic and diluted net loss per share of common stock and unaudited pro forma basic and diluted weighted average shares of common stock outstanding give effect to the conversion of our Class A, Class B, Class C and Class D units and our Class E redeemable convertible units into shares of common stock as part of the Corporate Conversion and the conversion of the Convertible Term Loan and the Second Lien Convert into shares of our common stock, concurrently with the consummation of this offering, in each case, based on an assumed initial public offering price of $12.00 per share and a 1-for-6.5 reverse split of our units into shares of our common stock. See Note 3 to our consolidated financial statements included elsewhere in this prospectus for additional information regarding the method used to calculate unaudited pro forma basic and diluted net loss per share of common stock and the number of shares used in the computation of the per share amounts.

	As of March 31, 2016
	Actual (unaudited)	Pro forma(1) (unaudited)	Pro forma as adjusted(2) (unaudited)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$8,601	$8,601	$75,251
Working capital (deficit)	$(32,249)	$(24,158)	$42,492
Total assets	$61,967	$61,967	$128,617
Total redeemable convertible stock	$60,940	$—	$—
Total debt	$218,589	$28,862	$28,862
Convertible preferred stock	$—	$37,500	$37,500
Total members' (deficit) equity	$(302,707)	$(43,949)	$22,701

(1)
The pro forma balance sheet data gives effect to (i) an aggregate of 1,061,741 Class E redeemable convertible membership units issued to Falcon Flight LLC and its affiliate in May 2016; (ii) $5.5 million raised through the issuance of 478,266 Class E redeemable convertible units in June 2016; and (iii) the conversion of all outstanding units of our Class A, B, C and D units, and Class E redeemable convertible units as of March 31, 2016 into an aggregate of 19,585,865 shares of common stock upon the closing of this offering assuming the closing of this offering occurs on August 1, 2016 at an initial public offering price of $12.00 per share. In addition, the pro forma balance sheet data gives effect to (i) the consummation of the transactions contemplated under the exchange agreement with the holders of the Senior Convertible Term Loan resulting in the issuance of 30,000 shares of our convertible preferred stock and 5,518,634 shares of our common stock; and (ii) the mandatory conversion of all of our outstanding indebtedness under the Second-Lien Convert, resulting in the issuance of 13,515,833 shares of our common stock. The unaudited pro forma balance sheet data as of March 31, 2016 also contemplates the recognition of the beneficial conversion feature inherent to the Company's Class E redeemable convertible units, Senior Convertible Term Loan, Second Lien Convert, and certain outstanding warrants.

(2)
In addition to the adjustments to the unaudited pro forma balance sheet data, the pro forma as adjusted balance sheet gives effect to our issuance and sale of 6,250,000 shares of common stock in this offering (assuming no exercise by the underwriters of their option to purchase additional shares) at an assumed initial public offering price of $12.00 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The unaudited pro forma as adjusted balance sheet data also contemplates the recognition of the beneficial conversion feature inherent to the Company's Class E redeemable convertible units, Senior Convertible Term Loan, Second Lien Convert, and certain outstanding warrants.

        The following information updates and supersedes the information contained in the Preliminary Prospectus captioned "Use of Proceeds" to the extent that such information is inconsistent therewith:

        We estimate that the net proceeds to us from our issuance and sale of shares of our common stock in this offering will be approximately $66.7 million, assuming an initial public offering price of $12.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise in full their option to purchase additional shares, we estimate that the net proceeds from this offering will be approximately $77.1 million.

        Each $1.00 increase (decrease) in the assumed initial public offering price of $12.00 per share would increase (decrease) the net proceeds to us from this offering by $5.8 million (or $6.7 million if the underwriters exercise their option to purchase additional shares), assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses. Each increase (decrease) of 1.0 million shares in the number of shares of common stock offered by us at the assumed initial public offering price of $12.00 per share would increase (decrease) the net proceeds to us from this offering by $11.2 million, after deducting estimated underwriting discounts and commissions and estimated offering expenses.

        We currently estimate that we will use the net proceeds from this offering as follows:

  •
  approximately $7.7 to 8.5 million through November 2017 to advance KD025 through Phase 2 clinical studies, including:

  •
  $3.0 to 3.3 million for moderate to severe psoriasis;

  •
  $2.2 to 2.4 million for IPF;

  •
  $1.0 to 1.1 million for cGVHD;

  •
  $0.6 to 2.8 million for psoriatic arthritis;

  •
  $0.5 to 2.6 million for scleroderma; and

  •
  $0.5 to 1.7 million for SLE;

  •
  approximately $10.8 to 11.9 million through November 2017 to advance planned Phase 2 and Phase 3 clinical studies of tesevatinib in NSCLC, glioblastoma, PKD and other studies;

  •
  approximately $1.3 to 1.5 million through November 2017 to conduct various KD025 and tesevatinib toxicology studies, as well as other costs to develop various antibodies;

  •
  approximately $1.8 to 2.0 million through November 2017 to fund CMCC to support clinical supply needs, process optimization and reformulation efforts, and ongoing drug stability expenses;

  •
  approximately $6.5 to 7.2 million through November 2017 to pay research associated costs;

  •
  approximately $8.4 to 9.3 million through November 2017 to pay clinical infrastructure and in-house data management costs;

  •
  $3.0 million to repay an outstanding interest-free demand loan provided by Dr. Harlan W. Waksal; and

  •
  the remaining balance for working capital and other general corporate purposes.

        The following paragraph has been added to the section of the Preliminary Prospectus captioned "Business—Legal Proceedings":

        On July 25, 2016, Mr. Kevin Glodek filed and served a Summons with Notice against Kadmon Holdings, LLC and Kadmon Holdings, Inc., alleging fraud, misrepresentation, breach of contract, breach of the implied covenant of good faith and fair dealing, and unjust enrichment, for an amount of no less than $2.8 million with interest, plus costs and disbursements. Kadmon believes that the current claims arise out of a 2015 settlement agreement and release of an earlier litigation. At the time of that settlement, Mr. Glodek released all claims which he had against us. We believe that the settlement agreement is binding and that the current claim has no merit.

        The following information updates and supersedes the information contained in the Preliminary Prospectus captioned "Principal Stockholders" to the extent that such information is inconsistent therewith:

	Shares of Common Stock Beneficially Owned Prior to this Offering		Total Shares of Common Stock Beneficially Owned After the Offering(1)
Name of beneficial owner	Number	Percentage	Number	Percentage
5.0% Stockholders
Kadmon I, LLC(2)	5,450,273	14.1%	5,450,273	12.1%
GoldenTree Entities(3)	8,524,291	20.8%	8,524,291	18.1%
Third Point Ventures LLC(4)	6,113,020	15.8%	6,113,020	13.6%
3RP Holdings Company, LLC(5)	3,478,840	9.0%	3,478,840	7.8%
SPCP Group, LLC(6)	2,553,090	6.4%	2,553,090	5.6%
"Falcon Flight" Parties(7)	2,497,467	6.5%	2,497,467	5.6%
Alpha Spring Limited(8)	2,187,381	5.7%	2,187,381	4.9%
Executive Officers and Directors
Bart M. Schwartz, Esq.(9)	24,511	*	24,511	*
Eugene Bauer, M.D.(10)	12,487	*	12,487	*
D. Dixon Boardman(11)	56,682	*	56,682	*
Andrew B. Cohen(12)	1,068,992	2.8%	1,068,992	2.4%
Alexandria Forbes, Ph.D.(13)	107,741	*	107,741	*
Thomas E. Shenk, Ph.D.(14)	30,770	*	30,770	*
Susan Wiviott, J.D.(15)	14,939	*	14,939	*
Louis Shengda Zan(16)	2,193,535	5.7%	2,193,535	4.9%
Harlan W. Waksal, M.D.(17)	1,698,295	4.2%	1,698,295	3.7%
Konstantin Poukalov(18)	9,232	*	9,232	*
Lawrence K. Cohen, Ph.D.(19)	14,616	*	14,616	*
Steven N. Gordon, Esq.(20)	257,130	*	257,130	*
Eva Heyman(21)	12,670	*	12,670	*
John Ryan, Ph.D., M.D.(22)	10,770	*	10,770	*
Larry Witte, Ph.D.(23)	44,317	*	44,317	*
Zhenping Zhu, M.D., Ph.D.(24)	38,593	*	38,593	*
All directors and executive officers as a group (16 persons)	5,595,280	14.3%	5,595,280	12.3%

        The following information updates and supersedes the information contained in the Preliminary Prospectus captioned "Shares Eligible For Future Sale" to the extent that such information is inconsistent therewith:

        Based upon the number of shares of our common stock outstanding as of March 31, 2016, after giving effect to the Corporate Conversion, based on the assumed initial public offering price of $12.00 and assuming the consummation of this offering on August 1, 2016, we will have 44,870,332 shares of common stock outstanding upon the closing of this offering. All the shares of our common stock sold in this offering, as well as the shares of our common stock that may be offered for resale from time to time under the Selling Stockholder Resale Prospectus, are freely tradable without restriction or further registration under the Securities Act, except for any such shares which may be held or acquired by our "affiliates," as that term is defined in Rule 144 promulgated under the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. The remaining 36,536,996 shares of common stock will be "restricted securities," as that term is defined in Rule 144. These restricted securities will be eligible for public sale only if they are registered under the Securities Act, or if they qualify for an exemption from registration, for example, under Rule 144.

        Subject to the provisions of Rules 144 and 701 under the Securities Act and the lock-up agreements described below, these restricted securities will be available for sale in the public market as follows:

Days After Date of this Prospectus	Shares Eligible for Sale	Comment
Date of Prospectus	8,333,336	Shares sold in this offering and shares offered for resale under Selling Stockholder Resale Prospectus
180 Days	36,536,996	Lock-up released; shares saleable under Rules 144 and 701

        In addition, of the 1,636,707 units that were subject to options outstanding as of June 30, 2016, options to purchase 417,260 units were exercisable as of June 30, 2016 and warrants to purchase 1,382,452 units outstanding as of June 30, 2016 were exercisable as of that date.

        The following information updates and supersedes the information contained in the consolidated balance sheets included in the Preliminary Prospectus to the extent that such information is inconsistent therewith:

	March 31, 2016	Pro forma March 31, 2016	December 31, 2015	December 31, 2014
	(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$8,601	$8,601	$21,498	$20,991
Accounts receivable, net	4,693	4,693	2,410	2,086
Accounts receivable from affiliates	1,319	1,319	985	—
Inventories, net	2,875	2,875	3,468	7,672
Prepaid expenses and other current assets	3,341	3,341	4,380	1,249

Total current assets	20,829	20,829	32,741	31,998
Fixed assets, net	6,968	6,968	6,938	9,121
Intangible assets, net	9,656	9,656	15,223	73,934
Goodwill	3,580	3,580	3,580	3,580
Restricted cash	2,116	2,116	2,116	2,025
Investment, at cost	2,300	2,300	2,300	2,300
Investment, equity method	16,507	16,507	21,224	—
Other noncurrent assets	11	11	15	10

Total assets	$61,967	$61,967	$84,137	$122,968

Liabilities, Redeemable Convertible Units and Members' Deficit
Current liabilities:
Accounts payable	$7,851	$7,851	$5,902	$9,729
Related party loans	3,000	3,000	3,000	3,500
Accrued expenses	26,618	26,618	22,220	11,584
Deferred revenue	4,478	4,478	4,500	7,400
Other milestone payable	—	—	3,875	3,875
Fair market value of financial instruments—current	8,091	—	8,289	3,483
Secured term debt—current	3,040	3,040	1,900	12,000

Total current liabilities	53,078	44,987	49,686	51,571
Deferred revenue	27,317	27,317	28,417	35,817
Deferred rent	4,227	4,227	3,865	3,180
Deferred tax liability	1,349	1,349	1,349	1,352
Other long term liabilities	2,214	2,214	3,152	10
Secured term debt—net of current portion and discount	25,822	25,822	26,264	88,529
Convertible debt, net of discount	189,727	—	183,457	60,877

Total liabilities	303,734	105,916	296,190	241,336

Commitments and contingencies (Notes 6, 7, 10, 14 and 15)
Class E redeemable convertible units, 4,969,252, 4,969,252 and 3,438,984 issued and outstanding at March 31, 2016, December 31, 2015 and 2014, respectively	60,940	—	58,856	37,052
Members' deficit:
Class A units, no par value. Issued and outstanding, 53,977,701, 53,946,001 and 50,882,656 units at March 31, 2016, December 31, 2015 and 2014, respectively	—	—	—	—
Class B units, no par value. Issued and outstanding, 1 unit at March 31, 2016, December 31, 2015 and 2014	—	—	—	—
Class C units, no par value. Issued and outstanding, 1 unit at March 31, 2016, December 31, 2015 and 2014	—	—	—	—
Class D units, no par value. Issued and outstanding, 4,373,674 units at March 31, 2016, December 31, 2015 and 2014	—	—	—	—
5% preferred stock, par value $0.001 per share: no shares authorized, issued and outstanding, actual; 10,000,000 shares authorized, pro forma; 30,000 shares issued and outstanding pro forma	—	37,500	—	—
Common stock, par value $0.001 per share; no shares authorized, issued and outstanding, actual; 200,000,000 shares authorized, pro forma; 38,620,332 shares issued and outstanding, pro forma	—	39	—	—
Additional paid-in capital	373,983	663,794	372,936	341,343
Accumulated deficit	(676,690)	(745,282)	(643,845)	(496,763)

Total members' deficit	(302,707)	(43,949)	(270,909)	(155,420)

Total liabilities, redeemable convertible units and members' deficit	$61,967	$61,967	$84,137	$122,968

        The following information updates and supersedes the information contained in the consolidated statements of operations included in the Preliminary Prospectus to the extent that such information is inconsistent therewith:

	Three Months Ended March 31,		Year ended December 31,
	2016	2015	2015	2014
	(unaudited)
Revenues
Net sales	$6,192	$6,470	$29,299	$63,530
License and other revenue	3,471	1,248	6,420	31,488

Total revenue	9,663	7,718	35,719	95,018
Cost of sales	1,085	959	3,731	6,123
Write-down of inventory	135	105	2,274	4,916

Gross profit	8,443	6,654	29,714	83,979

Operating expenses:
Research and development	7,955	6,872	29,685	29,101
Selling, general and administrative	24,486	22,164	108,613	93,167
Gain on settlement of other milestone payable	(3,875)	—	—	—
Impairment loss on intangible asset	—	—	31,269	—

Total operating expenses	28,566	29,036	169,567	122,268

Loss from operations	(20,123)	(22,382)	(139,853)	(38,289)

Other (income) expense:
Interest income	(5)	(2)	(10)	(26)
Interest expense	7,909	6,686	27,160	28,911
Change in fair value of financial instruments	(198)	(774)	(1,494)	(4,969)
Gain on deconsolidation of subsidiary	—	—	(24,000)	—
Loss on equity method investment	4,717	—	2,776	—
Loss on extinguishment of debt	—	—	2,934	4,579
Other income, net	(16)	(284)	(134)	(2,399)

Total other expense	12,407	5,626	7,232	26,096
Loss before income tax expense (benefit)	(32,530)	(28,008)	(147,085)	(64,385)
Income tax expense (benefit)	315	—	(3)	(29)

Net loss	$(32,845)	$(28,008)	$(147,082)	$(64,356)

Basic and diluted net loss per share of common stock	$(3.96)		$(18.10)
Weighted average basic and diluted shares of common stock outstanding	8,302,635		8,127,781
Unaudited pro forma net loss	$(27,297)		$(121,905)
Unaudited pro forma basic and diluted net loss per share of common stock	$(0.74)		$(3.45)
Unaudited pro forma weighted average basic and diluted shares of common stock outstanding	36,780,104		35,346,890

        The following information updates and supersedes the information contained in the note 3 to the consolidated financial statements included in the Preliminary Prospectus to the extent that such information is inconsistent therewith:

Unaudited Pro Forma Presentation

        On June 10, 2016, the Company filed a Registration Statement on Form S-1 with the United States Securities and Exchange Commission (the "SEC"), relating to the proposed offer and sale by Kadmon Holdings, Inc., a Delaware corporation and successor entity into which the Company shall convert, of shares of its common stock in its initial public offering (the "IPO"). In connection with the corporate conversion and upon consummation of the IPO, all of the Company's outstanding Class A, Class B, Class C and Class D units, and Class E redeemable convertible units, along with the Company's Senior Convertible Term Loan and Second-Lien Convert will convert into common stock and give effect to a reverse split on a 1-for-6.5 basis.

        The unaudited pro forma net loss per share of common stock for the year ended December 31, 2015 assumes consummation of the IPO after giving effect to a conversion ratio of six and one half units for one share of common stock and (i) the conversion of all 8,299,385 Class A Units outstanding into an aggregate of 8,299,385 shares of common stock, (ii) the conversion of the one Class B Unit outstanding into an aggregate of 1,736,112 shares of common stock, (iii) the conversion of the one Class C Unit outstanding into an aggregate of 1,736,112 shares of common stock, (iv) the conversion of the 4,373,674 Class D Units outstanding into an aggregate of 347,785 shares of common stock, (v) the conversion of all 3,438,984 Class E redeemable convertible units outstanding at December 31, 2014 into an aggregate of 3,877,286 shares of common stock, (vi) the conversion of the December 31, 2015 outstanding balance of the Company's Senior Convertible Term Loan into an aggregate of 4,439,874 shares of common stock and (vii) the conversion of the $119,363,409 outstanding balance of the Second Lien Convert issued during 2015 into an aggregate of 12,433,688 shares of common stock, respectively, all of which are calculated using an assumed initial offering price of $12.00 per share. The above common stock equivalents are assumed outstanding as of January 1, 2015 for purposes of computing the unaudited pro forma net loss per share of common stock.

        Additionally, the unaudited pro forma net loss per share of common stock for the year ended December 31, 2015 assumes the conversion of 1,530,268 Class E redeemable convertible units issued during the year ended December 31, 2015 into an aggregate of 1,725,302 shares of common stock (after giving effect to a conversion ratio of six and one half Class A units for one share of common stock). These common stock equivalents are assumed outstanding as of the date the Class E redeemable convertible units were issued for purposes of computing the unaudited pro forma net loss per share of common stock. The pro forma net loss per share of common stock also includes the conversion of an additional $15.4 million in principal balance of the Company's Senior Convertible Term Loan resulting from the exchange agreements into an aggregate of 1,078,754 shares of common stock and the conversion of an additional $10.4 million in principal balance of the Company's Second Lien Convert into 1,082,135 shares of common stock (after giving effect to a conversion ratio of six and one half units Class A for one share of common stock). These common stock equivalents are assumed outstanding as of January 1, 2015.

        The unaudited pro forma net loss per share of common stock for the three months ended March 31, 2016 assumes consummation of the IPO after giving effect to a conversion ratio of six and one half units for one share of common stock and (i) the conversion of all 8,304,415 Class A Units outstanding into an aggregate of 8,304,415 shares of common stock, (ii) the conversion of the one Class B Unit outstanding into an aggregate of 1,736,112 shares of common stock, (iii) the conversion of the one Class C Unit outstanding into an aggregate of 1,736,112 shares of common stock, (iv) the conversion of the 4,373,674 Class D Units outstanding into an aggregate of 347,785 shares of common stock, (v) the conversion of all 4,969,252 Class E redeemable convertible units outstanding at

December 31, 2015 into an aggregate of 5,602,588 shares of common stock, (vi) the conversion of the December 31, 2015 outstanding balance of the Company's Senior Convertible Term Loan into an aggregate of 4,439,874 shares of common stock and (vii) the conversion of the December 31, 2015 outstanding balance of the Second Lien Convert into an aggregate of 12,433,688 shares of common stock, respectively, all of which are calculated using an assumed initial offering price of $12.00 per share. The above common stock equivalents are assumed outstanding as of January 1, 2016 for purposes of computing the unaudited pro forma net loss per share of common stock.

        Additionally, the unaudited pro forma net loss per share of common stock for the three months ended March 31, 2016 assumes the conversion of 1,648,703 Class E redeemable convertible units issued during the second quarter of 2016 into an aggregate of 1,858,832 shares of common stock (after giving effect to a reverse split of six and one half Class A units for one share of common stock). The above common stock equivalents are assumed outstanding as of March 31, 2016 for purposes of computing the unaudited pro forma net loss per share of common stock. The pro forma loss per share of common stock also includes the conversion of an additional $15.4 million in principal balance of the Company's Senior Convertible Term Loan resulting from the exchange agreements into an aggregate of 1,078,754 shares of common stock and the conversion of an additional $10.4 million in principal balance of the Company's Second Lien Convert into 1,082,135 shares of common stock (after giving effect to a conversion ratio of six and one half Class A units for one share of common stock). These common stock equivalents are assumed outstanding as of January 1, 2016.

        The Company believes that the unaudited pro forma net loss per share of common stock provides relevant information to investors because the conversion of the Class A, Class B, Class C and Class D units, and Class E redeemable convertible units, the Company's Senior Convertible Term Loan and Second Lien Convert into shares of common stock is expected to occur in connection with the corporate conversion and upon the consummation of the IPO and, therefore, the disclosure of pro forma net loss per share of common stock provides a measure of net loss per share of common stock that is more comparable to what will be reported as a public company. The Company expects to incur and report a substantial charge as a result of entering into the exchange agreements associated with the Company's Senior Convertible Term Loan and the Second Lien Convert since the conversion price is equal to a discount to the Company's IPO price, which is not reflected in the unaudited pro forma net loss per common share.

Pro forma Net Loss Per Share of Common Stock

        Diluted loss per share of common stock is the same as basic loss per share of common stock for all periods presented because of the anti-dilutive impact the Company's net loss had on potentially dilutive items. The following common share equivalent securities have been excluded from the calculation of weighted-average common shares outstanding because the effect is anti-dilutive for the periods presented:

	Three Months Ended March 31,	Year Ended December 31,
Anti-Dilutive Common Share Equivalents	2016	2015
	(Unaudited)	(Unaudited)
Redeemable convertible preferred stock	3,125,003	3,125,003
Stock options	1,656,546	1,685,477
Warrant to purchase common stock	1,328,452	1,328,452

Total anti-dilutive common share equivalents	6,110,001	6,138,932

        Basic and diluted net loss per share of common stock is calculated as follows (in thousands, except share numbers):

	Three Months Ended March 31,	Year Ended December 31,
	2016	2015
	(Unaudited)	(Unaudited)
Numerator:
Net loss	$(32,845)	$(147,082)
Denominator:
Weighted-average common shares outstanding, basic and diluted	8,302,635	8,127,781
Net loss per share of common stock, basic and diluted	$(3.96)	$(18.10)

        The weighted average common shares outstanding for the three months ended March 31, 2016 and year ended December 31, 2015 gives effect solely to the conversion to common stock of the Company's Class A and have been adjusted to assume a 1-for-6.5 reverse stock split occurred as of the beginning of the period presented, or at the time of basic or dilutive security issuance, if later.

        Pro forma basic and diluted net loss per share of common stock is calculated as follows (in thousands, except share numbers):

	Three Months Ended March 31,	Year Ended December 31,
	2016	2015
	(Unaudited)	(Unaudited)
Numerator:
Net loss	$(32,845)	$(147,082)
Plus: Pro forma adjustments	5,548	25,177

Pro forma net Loss	$(27,297)	$(121,905)
Denominator:
Pro forma weighted-average common shares outstanding, basic and diluted	36,780,104	35,346,890
Pro forma net loss per share of common stock, basic and diluted	$(0.74)	$(3.45)

        The pro forma adjustments include the reversal of interest expense, amortization of deferred financing costs and other charges for the three months ended March 31, 2016 and year ended December 31, 2015 applicable to the Company's Senior Convertible Term Loan and Second Lien Convert that will be exchanged for the Company's common stock in accordance with the exchange agreements upon consummation of the IPO. The basic and diluted weighted-average common shares outstanding for the three months ended March 31, 2016 and the year ended December 31, 2015 gives effect to the conversion of the Class A, Class B, Class C and Class D units, and Class E redeemable convertible units, the Company's Senior Convertible Term Loan and Second Lien Convert into shares of common stock that is expected to occur in connection with the corporate conversion and upon the consummation of the Company's IPO and have been adjusted to assume a 1-for-6.5 reverse stock split occurred as of the beginning of the period presented, or at the time of basic or dilutive security issuance, if later.

Pro forma Net Loss per Share of Common stock (Unaudited)

        The numerator and denominator used in computing the unaudited pro forma net loss per share of common stock for the three months ended March 31, 2016 and the year ended December 31, 2015 have not been adjusted to assume the conversion of the convertible preferred stock into common stock in accordance with the exchange agreements upon consummation of the IPO. Pro forma net loss per share of common stock does not give effect to potential dilutive securities where the impact would be anti-dilutive.

(in thousands, except share numbers)	Three Months Ended March 31, 2016	Year Ended December 31, 2015
	(Unaudited)	(Unaudited)
Numerator:
Net loss attributable to common stock	$(27,297)	$(121,905)
Denominator:
Historical denominator for basic and diluted net loss per common share—weighted-average common shares	8,302,635	8,127,781
Plus: assumed conversion of Class B, Class C, and Class D	3,820,008	3,820,009
Plus: assumed conversion of Class E	5,623,009	4,364,648
Plus: assumed conversion of Convertible Debt	19,034,452	19,034,452

Denominator for pro forma basic and diluted loss per common share	36,780,104	35,346,890
Pro forma basic and diluted net loss per common share	$(0.74)	$(3.45)

        The unaudited pro forma balance sheet as of March 31, 2016 contemplates the conversion of the Class A, Class B, Class C, and Class D units, and Class E redeemable convertible units, the Company's Senior Convertible Term Loan and Second Lien Convert into shares of the Company's common stock. The unaudited pro forma balance sheet as of March 31, 2016 also contemplates the recognition of the beneficial conversion feature inherent to the Company's Class E redeemable convertible units, Senior Convertible Term Loan, Second Lien Convert, and certain outstanding warrants.

        Kadmon has filed a registration statement (including the Preliminary Prospectus) with the Securities and Exchange Commission ("SEC") for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents Kadmon has filed with the SEC for more complete information about Kadmon and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, a copy of the Preliminary Prospectus related to the offering may be obtained from Citigroup by mail, c/o Broadridge Financial Solutions, at 1155 Long Island Avenue, Edgewood, NY 11717, by telephone at (800) 831-9146; or Jefferies LLC by mail at 520 Madison Avenue, 2nd Floor, New York, NY 10022, Attention: Equity Syndicate Prospectus Department, by telephone at (877) 821-7388 or by email at prospectus_department@jefferies.com.

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  Issuer Free Writing Prospectus dated July 26, 2016 Filed Pursuant to Rule 433 under the Securities Act of 1933 Relating to Preliminary Prospectus dated July 14, 2016 Registration No. 333-211949
KADMON, INC.